

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Richard J. Rinberg
Chief Executive Officer
Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas 75231

> **Re:** **Zion Oil & Gas, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-33228**

Dear Mr. Rinberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director